EXECUTION VERSION

_______________________________________________________________________

SHARE PURCHASE AGREEMENT
_______________________________________________________________________

between

GOLAR LNG LIMITED
as Seller
and
STONEPEAK INFRASTRUCTURE FUND II CAYMAN (G) LTD

as Purchaser
regarding shares in
GOLAR POWER LIMITED

This Share Purchase Agreement (the "Agreement") is dated 17 June 2016 and is made between:
GOLAR LNG LIMITED, a limited liability company incorporated and registered in Bermuda, having company number 30506 and its registered office at 2nd floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM11, Bermuda (the "Seller"); and
STONEPEAK INFRASTRUCTURE FUND II CAYMAN (G) LTD, an exempted company organised and existing under the laws of the Cayman Islands having company number MC-306959 and having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Purchaser")
(hereafter collectively referred to as the "Parties" and individually, a "Party")
WHEREAS
The Seller has, on 19 May 2016 incorporated Golar Power Limited in Bermuda with Company Number 51481 and having its registered office at at 2nd floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM11, Bermuda as a wholly-owned subsidiary (the "Company").
The Company was incorporated for the purpose of acting as the holding vehicle for various assets of the Seller which, together, will be able to deliver integrated, cost-efficient electricity generation projects based on natural gas as fuel (more particularly defined below as the "Initial Assets").
The Seller has agreed to transfer the Initial Assets to the Company on the terms of an asset transfer and subscription agreement (more particularly defined below as the "Asset Transfer Agreement").
Following closing of the transfer of the Initial Assets pursuant to the Asset Transfer Agreement, there are 46,950,154 ordinary shares of USD 5.00 each of the Company in issue, all of which are owned by the Seller (more particularly defined below, the "Shares").
The Parties have agreed to cooperate in developing the projects in which the Company, through its subsidiaries, is currently engaged and subsequent projects which utilise the spread between natural gas and power prices by building an integrated chain using natural gas storage, liquefaction, transportation and regasification vessels to feed natural gas fired electricity generating power plants or other industrial consumers or applications.
The Parties have further agreed to use the Company as a joint holding vehicle for their cooperation.
The Purchaser has, in order to implement the agreement referred in Recital (F), agreed to acquire 50% of the Shares (more particularly defined below as the "Sale Shares"); to subscribe for a further number of preference shares to be issued by the Company; and to enter into a shareholders' agreement with the Purchaser setting out the terms of their cooperation as shareholders of the Company (more particularly defined below as the "Shareholders Agreement").
The Parties have agreed to document the terms of the Purchaser's purchase of the Sale Shares on the terms of this share purchase agreement, such agreement to be supplemented by a subscription agreement setting out the terms of the Purchaser's subscription for preference shares in the Company (more particularly defined below as the "Subscription Agreement") and the Shareholders Agreement.
NOW THEREFORE, it is hereby agreed as follows
Interpretation
The definitions and rules of interpretation in this Clause and in the background section (above) shall apply in this Agreement.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, and any other laws or regulations relating to anti-bribery or anti-corruption that apply to the business and dealings of the Company and its Subsidiaries.
"Asset Transfer Agreement" means an asset transfer and subscription agreement entered into between the Seller and the Company dated 17 June 2016, pursuant to which the Seller has agreed to transfer the Initial Assets to the Company, a copy of which is included in the Disclosed Information.
“Bank Approval” means the unconditional written consent under the Bank Loan Agreement delivered by the Security Agent (on behalf of itself and the Banks) to (i) the transfer of the Golar M2023 Shares and the Golar M2026 Shares (as defined in the Asset Transfer Agreement) from the Seller to the Company pursuant to the Asset Transfer Agreement, (ii) any change contemplated by Section 21.7 of the Bank Loan Agreement in connection with the Transaction and (iii) and any other consents required under the Bank Loan Agreement to consummate the transactions contemplated by this Agreement, the Subscription Agreement and/or the Shareholders’ Agreement, in each case on terms satisfactory to Stonepeak.
"Bank Loan Agreement" means a loan facilities agreement dated 23 July 2013 pursuant to which Golar M2023 and Golar M2026 are, together with several other subsidiaries of the Seller, joint borrowers.
"Banks" means certain banks and financial institutions providing secured loan facilities to various subsidiaries of the Seller, including Golar M2023 and Golar M2026, pursuant to the Bank Loan Agreement.
"Business Day" means a day, other than a Saturday or Sunday, on which banks are open for business in Bermuda, London, New York and Oslo.
"Closing" means the completion of the Transaction by the performance by the Parties of their respective obligations under Clause 5 below.
"Closing Date" means the date on which the Closing actually occurs.
“Company Representative” is defined Clause 6.1.8.
"Disclosed Information" means the documents and information disclosed in the virtual data room from 20 May 2016 to 17 June 2016 in which certain documentation relating to the Group Companies has been made available for a due diligence review by the Purchaser and its advisors, as evidenced by the CD Rom to be delivered by the Seller to the Purchaser, and all other written or oral information provided to the Purchaser and its advisors in connection with the evaluation and negotiation of the terms of the Transaction.
"Encumbrances" means any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement
"Golar M2023" means the Marshall Islands registered corporation, Golar Hull M2023 Corporation, having registration number 46820 whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
"Golar M2026" means the Marshall Islands registered corporation, Golar Hull M2026 Corporation, having registration number 46890 whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.
“Government Entity” means (i) any national, federal, state, local or foreign government or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any company, business, enterprise or other entity owned or controlled by any government, entity, organization described in the foregoing clauses (i), (ii) or (iii) of this definition.
“Government Official” means (i) officers, employees and other persons working in an official capacity on behalf of any branch of a government (e.g., legislative, executive, judicial, law, military or public education) at any level (e.g., local, county, provincial or central) or any department or agency thereof regardless of their seniority; (ii) members of political parties, political party officials and candidates for political office; (iii) directors, officers and employees of wholly or partially state-owned, state-controlled or state-operated enterprises, regardless of their seniority; and (iv) officers, employees and other persons working in an official capacity on behalf of any public international organization, such as the United Nations or the World Bank, regardless of their seniority.
"Group" means the Company and its Subsidiaries.
"Group Company" means any of the companies in the Group.
"Initial Assets" means the shares and the shareholder loans more particularly described in the Asset Transfer Agreement.

“LNG Power" means LNG Power Ltd, registered in England with company number 9740657.
“OFAC” is defined in Clause 6.1.12.
"Purchase Price" is defined in Clause 2.1.
"Sale Shares" is defined in Clause 2.1
“Sanctions” is defined in Clause 6.1.12.
"Security Agent" means Swedbank AB (publ.) of Filipstad Brygge, PO Box 1441 Vika, N-0115 Oslo, Norway.
"Seller’s Bank Account" means the Seller’s bank account details set forth on Schedule 4.
"Shareholders' Agreement" means a shareholders and investment agreement to be entered into by the Parties in substantially the form set out in Schedule 1 hereto.
"Shares" means 2000 ordinary shares in the Company and representing all of the shares in issue in the Company on the date hereof.
"Share Security Agreements" means two share security agreements, both dated 25 September 2013, pursuant to which all of the issued shares in each of Golar M2023 and Golar M2026 have been charged by the Seller in favour of the Security Agent (as agent for the Banks) as security for the obligations owed to the Banks under the Bank Loan Agreement.
"Signing Date" means the date of this Agreement.
"Subscription Agreement" means a subscription agreement to be entered into by the Company and the Purchaser pursuant to which the Purchaser will subscribe to 20,000,000 preference shares in the Company at a subscription price of USD 5.00 per preference share.
"Subsidiaries" means LNG Power, Golar M2023, Golar M2026 and the Marshall Islands single purpose vessel owning entity, Golar FSRU8 Corporation.
"Transaction" means the sale and purchase of the Sale Shares pursuant to this Agreement.
"Warranties" are the warranties given by the Seller pursuant to Clause 6.
SALE AND PURCHASE
The Seller agrees to sell 50% of the Shares, being 23,475,077 Shares (the "Sale Shares") with full title guarantee and free from all Encumbrances for a consideration of USD 116m (the "Purchase Price") and the Purchaser hereby agrees to purchase the Sale Shares and to pay the Purchase Price to the Seller, subject to the terms and conditions set out below.
CONDITIONS PRECEDENT
It is a condition precedent of the Parties' obligations to complete the Transaction that the following conditions are satisfied:
The transfer of the Initial Assets to the Company has been completed in accordance with the Asset Transfer Agreement.
The Seller has obtained a waiver of the requirement under Clause 7.8 of the shareholders agreement in respect of Golar Genpower Brasil Participacoes S.A. which requires LNG Power to procure that it is controlled by the Seller.
The Purchaser has received a certified true copy of the Bank Approval.
The Purchaser is satisfied that the information provided to it in respect of the Company and the Initial Assets is correct based on its due diligence review of the Disclosed Information, which due diligence review is to be completed no later than 29 June 2016.
The Bermuda Monetary Authority shall have given permission for the transfer of the Sale Shares to the Purchaser.

Each Party shall use its reasonable efforts to procure that the closing conditions set out in above are satisfied as soon as practicable.
CLOSING CONDITIONS
The Purchaser’s obligation to buy the Sale Shares is subject to the satisfaction of each of the following conditions:

(i)	that the Warranties are correct in all material respects; and

(ii)	that the Seller is not in material breach of its obligations under this Agreement or the Subscription Agreement.
The Seller’s obligation to sell the Sale Shares is subject to the Purchaser not being in material breach of its obligations under this Agreement or the Subscription Agreement.
CLOSING
The Closing shall take place via the remote exchange of electronic documents and signatures on a date which is 3 Business Days following the satisfaction or valid waiver of all of the conditions set out in Clauses 3 and 4 unless another time or place is agreed to in writing by the Purchaser and the Seller.
At the Closing, the Purchaser shall:
transfer the Purchase Price to the Seller’s Bank Account (such transfer to be deemed to be complete when the Seller has evidence of receipt of the Purchase Price from its bank);
subscribe for the preference shares in the Company pursuant to the Subscription Agreement; and
deliver to Seller executed its executed counterpart of the Shareholders Agreement.
At the Closing, the Seller shall:
deliver evidence that the board of directors of the Company has passed an unconditional resolution to (i) approve the transfer of the Sale Shares from the Seller to the Purchaser and (ii) adopt the Amended & Restated Bye-Laws in the form attached hereto as Schedule 3 effective as of the Closing Date (the “Bye-Laws”);
deliver to Purchaser executed its executed counterpart of the Shareholders Agreement;
procure that the Company deliver to Purchaser executed its executed counterpart to the Shareholders Agreement;
procure that the Company deliver to Purchaser a copy of the Bye-Laws, certified as true, complete and correct by the secretary of the Company, evidencing the Bye-Laws have been duly adopted by the Company and are in effect as of the Closing Date; and
procure that the Company deliver to Purchaser a true, complete and correct copy of the register of members of the Company, certified as true by the secretary of the Company, showing that the Sale Shares are registered in the name of the Purchaser.
WARRANTIES
The Seller warrants to the Purchaser that as of the date of the Closing:
the execution, delivery and performance of this Agreement will not conflict with the organizational documents of the Seller or the Company;
the Company is a private limited liability company (duly organized and validly existing under the laws of Bermuda;
the Company's authorised share capital is divided into USD 1,100,000,000 comprising two classes being (i) 120,000,000 ordinary shares of par value USD 5.00 each and (ii) 100,000,000 preference shares of par value USD 5.00 each, none of which, other than the Ordinary Shares described in Recital D, have been issued;
the Sale Shares are owned beneficially and of record by the Seller;
the Shares represent all of the equity interests of the Seller in the Company;
save as anticipated by the Subscription Agreement and the Shareholders Agreement, no person has any preference shares, options, convertible securities or other rights which require or may require the Company, and the Company has not passed any resolution, to issue any new shares, equity interests or securities of any kind;

the Company owns all of the issued shares in the Subsidiaries and all of the shares are free from Encumbrances other the security created in favour of the Security Agent (on behalf of the Banks) pursuant to the Share Security Agreements; and
the Company and its Subsidiaries (including any director, officer or employee thereof), agent, representative or any other person acting for or on behalf of the foregoing (individually and collectively, a “Company Representative”), have complied with all Anti-Corruption Laws.
Neither the Company (including any director, officer or employee) nor any of its Subsidiaries nor any Company Representative has offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any Person under circumstances where the Company, any of its Subsidiaries or Company Representative knew or ought to have known that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a person:
for the purpose of: (i) influencing any act or decision of a Government Official in their official capacity; (ii) inducing a Government Official to act or omit to act in violation of lawful duties; (iii) securing any improper advantage; (iv) inducing a Government Official to influence or affect any act or decision of any Government Entity; or (v) assisting the Company, any of its Subsidiaries or any Company Representative in obtaining or retaining business for or with, or directing business to, the Company, any of its Subsidiaries or any Company Representative; or
in a manner that would constitute a breach of any Anti-Corruption Laws.
No Government Official or Government Entity presently owns an interest, whether direct or indirect, in the Company or any of its Subsidiaries or has any legal or beneficial interest in the Company or any of its Subsidiaries or to payments made or to be made to the Company by the Purchaser hereunder.
The Company and its Subsidiaries have maintained complete and accurate books and records and effective internal controls in accordance with the Anti-Corruption Laws and generally accepted accounting principles.
Neither the Company (including any director, officer or employee), nor its Subsidiaries nor any Company Representative, is the target of or is subject to (i) any economic sanction administered by the United States government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), U.S. Department of State and U.S. Department of Commerce), the United Nations, the European Union, the United Kingdom or any other relevant governmental agency or authority (collectively, “Sanctions”); or (ii) any inquiries, investigation or charges regarding any violation of the Sanctions.
Neither the Company (including any director, officer or employee), nor any Subsidiary nor any Company Representative, has engaged in any transactions or dealings, directly or indirectly, that were (i) in, with, or related to the Crimea of Ukraine, Iran, Cuba, North Korea, Sudan or Syria or (ii) with or for the benefit of entities that are named as Specially Designated Nationals or Blocked Persons, Foreign Sanctions Evaders or appear on the Sectoral Sanctions Identifications List.
Other than the Warranties, the Seller does not make any representation or warranties to the Purchaser in connection with the Transaction.
The Warranties constitute an exhaustive regulation of the Purchaser’s requirements as to the Sale Shares and, subject to the terms of the Shareholders Agreement, the Subscription Agreement and the Bye-laws of the Company, no further requirements as to the quality, fitness for purpose or merchantability of the Sale Shares or the assets, liabilities and operations of the Group shall apply, whether by implication or by the application of any implied term, condition or warranty under applicable sale of goods legislation or other statutory provision or other legal principle.
The Purchaser shall not be entitled to bring any claim against the Seller for breach of Warranties in respect of any matter which is included in the Disclosed Information to the extent that it is readily apparent on the face of such disclosure that such information qualifies such Warranty.
COMPENSATION AND LIMITATIONS

Subject to the provisions of Clause 7.3, the Seller shall compensate the Purchaser for any loss which it incurs as a result of any breach of any of the Warranties.
The Purchaser is not entitled to any consequential damages, exemplary and punitive damages. The Seller is not liable for loss of profits or loss of business or loss of goodwill whether arising as a direct, indirect or consequential loss. The Purchaser shall use reasonable efforts to mitigate any loss.
If the Purchaser claims compensation from the Seller, the loss shall be calculated net of the corresponding amount of any insurance proceeds or third party payments received by the Purchaser with respect to such claims, if any.
If the matter giving rise to a breach of any of the Warranties can be remedied, the breach shall not entitle the Purchaser to compensation unless written notice of the breach is given to the Seller, and, if such breach is curable, the breach is not cured within 30 calendar days of the date on which such written notice is delivered.
The Purchaser shall give written notice to the Seller of any claim under this Agreement within 30 calendar days after the point in time when the Purchaser first acquired knowledge of the matters on which the claim is based and appreciated the significance and relevance of such matters to its ability to make a claim under this Agreement. The Seller shall have no liability with respect to any claim which has not been notified within this deadline.
The Purchaser shall have no liability with respect to any claim under this Agreement unless the Purchaser has, on or before the date falling 60 days following the expiration of the applicable statute of limitations with respect to such claim, notified the Seller in writing of such claim.
The Seller's aggregate liability under this Agreement shall not exceed 100% of the Purchase Price; provided that the foregoing (and any other limitation set forth in this Clause 7) shall not limit any liability for fraud, wilful misconduct or gross negligence by the Seller or any of its Affiliates.
All payments required to be paid pursuant to this Clause 7 shall be treated as an adjustment to the Purchase Price for tax purposes, except as otherwise required by applicable law.
THIRD PARTY CLAIMS
If a claim is made by a third person against the Purchaser and the Purchaser intends to seek compensation for that claim under Clause 7.1 (a "Third Party Claim"), the Seller may, at its option, assume at its sole cost and expense, the full defence and control of such Third Party Claim if the Seller agrees in writing to compensate the Purchaser in full for any loss (subject to the limitation in Clause 7.7) which may be incurred by the Purchaser as a result of the Third Party Claim. If the Seller assumes the defence of any Third Party Claim, the Purchaser shall provide the Seller with reasonable assistance in the defence or settlement of the Third Party Claim.
The Seller shall be entitled to settle any Third Party Claim for which it has assumed the defence in accordance with this if the settlement includes a full and unconditional release of the Purchaser and all Group Companies from all liability in respect of the Third Party Claim.
The Purchaser shall not settle any Third Party without the prior written consent of the Seller, such consent not be unreasonably withheld or delayed.
REMEDIES EXHAUSTIVE
The remedies provided in Clauses 7 and 8 shall exclude any other claim for damages, reduction of the Purchase Price or any other remedy against the Seller which could otherwise be available by law in respect of any breach of any of the Warranties or the Seller’s obligations under this Agreement.
TERMINATION
This Agreement may be terminated at any time prior to the Closing:
by either Party if the other Party has committed a material breach of its obligations under this Agreement;
by either Party if the Closing has not occurred on or before 20 December 2016 (other than through the failure of the Party seeking to terminate the Agreement to comply with its obligations under this Agreement); or
by either party if either of Shareholders Agreement or the Subscription Agreement has been terminated pursuant to its terms.
After the Closing, subject to applicable law, neither Party has any right to terminate or otherwise require the reversal of the Transaction.
CONFIDENTIALITY
Except as otherwise stated in this Agreement, or as required by applicable law and regulation:

each of the Parties shall treat as strictly confidential the existence and contents of this Agreement and all information regarding the discussions and negotiations between the Parties in connection with this Agreement and the Transaction;
The Seller shall treat as strictly confidential any information relating to the Purchaser which it has received from the Purchaser or any representative of the Purchaser in connection with this Agreement; and
The Purchaser shall treat as strictly confidential any information relating to the Seller which it has received from the Seller or any representative of the Seller in connection with this Agreement.
This Clause shall remain in force for a period of 1 year from the Signing Date and shall survive any termination of this Agreement.
Further assurance
Each Party shall (at its own cost) promptly execute and deliver such documents, perform such acts and do such things as may be required from time to time for the purpose of giving full effect to this Agreement. In addition, Seller shall, and shall cause its affiliates to, use commercially reasonable efforts to obtain as promptly as practicable following the date of this Agreement, the Bank Approval, and shall otherwise reasonably cooperate with the Purchaser and diligently respond to any requests for cooperation, information and/or assistance from the Purchaser, in connection with seeking and obtaining the Bank Approval.
Assignment
Neither party shall assign, transfer, mortgage, charge, declare a trust over, or deal in any other manner with any of its rights and obligations under this Agreement; provided that this Clause 13 shall not apply to any assignment by the Purchaser to any of its Affiliates.
Entire agreement
This Agreement constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.
Costs and stamp duty
Each party shall pay its own costs in connection with the negotiation, preparation and execution of this Agreement. All stamp duty (including fines, penalties and interest) that may be payable on or in connection with this Agreement and any instrument executed under this Agreement shall be borne 50% by the Purchaser and 50% by the Seller.
Variation and waiver
No variation of this Agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).
No failure or delay by a party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy. A waiver of any right or remedy under this Agreement or by law is only effective if it is in writing.
Notices
Any notice or other communication given to a party under or in connection with this Agreement shall be in writing and shall be delivered by hand or by pre-paid first-class post or other next working day delivery service at the address referred to in Clause 17.3.
Any notice or communication shall be deemed to have been received:
if delivered by hand, on signature of a delivery receipt or at the time the notice is left at the proper address;
if sent by pre-paid first-class post or other next working day delivery service, at 9.00 am on the second Business Day after posting or at the time recorded by the delivery service.
The address for service of notices on a party is the address stated at the top of this Agreement.
This Clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

Counterparts
This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.
Transmission of an executed counterpart of this Agreement (but for the avoidance of doubt not just a signature page) OR the executed signature page of a counterpart of this Agreement by (a) fax or (b) email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.
Governing law and jurisdiction
This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.
Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration (LCIA) Rules, which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three. The seat, or legal place, of arbitration shall be London and the language to be used in the arbitral proceedings shall be English.
This Agreement has been entered into on the date stated at the beginning of it.
[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement on the date shown on the first page.

SIGNED for and on behalf of GOLAR POWER LIMITED by	) ) ) ) )	By: /s/ Haakon Reistad Fure Name: Haakon Reistad Fure Title: Director

SIGNED for and on behalf of STONEPEAK INFRASTRUCTURE FUND II CAYMAN (G) LTD by	) ) ) ) ) )	By: /s/ Michael Dorrell Name: Michael Dorrell Title: Director

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement on the date shown on the first page.

SCHEDULE 1

FORM OF SHAREHOLDERS' AGREEMENT

SCHEDULE 2
FORM OF SUBSCRIPTION AGREEMENT

SCHEDULE 3
BYE-LAWS

SCHEDULE 4
BANK ACCOUNT DETAILS
GOLAR LNG LIMITED – STANDARD SETTLEMENT INSTRUCTIONS

All bank accounts are held with Nordea Bank, London Branch, 5 Aldermanbury Square, London EC2V 7AZ

GOLAR LNG Bank Details
USD
Name: Golar LNG Ltd
Acc: 51231102
IBAN: GB97NDEA40487851231102
Swift: NDEAGB2L

US correspondent, Bank of America, New York (SWIFT code BOFAUS3N)

Can you please send any correspondence to the following address:

c/o Golar Management Limited
13th Floor One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom
T: +44 207 063 7900 F: +44 207 063 7901